January 7, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4720

Re:	Safety Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
File Number: 000-50070

Dear Mr. Rosenberg:

We have received your letter dated December 21, 2012 in which you requested additional information regarding Safety Insurance Group, Inc.’s disclosures.

We are requesting an extension of time to file a response to your comments.  We plan on providing a detailed response to all comments on or before January 22, 2013.

We appreciate the opportunity to work with your staff to enhance the overall disclosures in our public filings.

Please feel free to contact me at (877) 951-6412 should you have any questions.

Sincerely,

/s/ William J. Begley, Jr.
Vice President, Chief Financial Officer
and Secretary

cc:	Ibolya Ignat
Staff Accountant
Securities and Exchange Commission